EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Net sales	$984,258	$905,659	$2,911,499	$2,736,609

Costs and expenses:
Cost of products sold	818,333	744,747	2,410,068	2,221,633
Selling, general and administrative expenses	85,782	84,041	262,761	256,010
Research and development	6,222	6,501	18,987	19,201
Interest expense	10,242	13,105	30,376	38,248
Other costs (income), net	(8,028)	(8,608)	(26,274)	(22,516)
Minority interest in net income	1,944	1,134	4,772	2,812

Income before income taxes	69,763	64,739	210,809	221,221

Provision for income taxes	25,500	23,700	77,800	82,400

Net income	$44,263	$41,039	$133,009	$138,821

Basic earnings per share of common stock	$0.44	$0.40	$1.33	$1.34

Diluted earnings per share of common stock	$0.44	$0.40	$1.32	$1.32

Cash dividends paid per share of common stock	$0.22	$0.21	$0.66	$0.63

Weighted-average common shares outstanding	99,664	101,945	99,807	103,825

Weighted-average common shares and common stock equivalents outstanding	101,015	102,935	100,920	105,007

See accompanying notes to consolidated financial statements.

EXHIBIT 19

FINANCIAL STATEMENTS – UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands)

	September 30,	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$148,924	$147,409
Accounts receivable, net	497,631	448,200
Inventories, net	518,921	478,727
Prepaid expenses	71,388	62,607
Total current assets	1,236,864	1,136,943

Property and equipment, net	1,191,060	1,248,456
Goodwill	627,273	642,507
Other intangible assets, net	91,913	103,756
Deferred charges and other assets	53,578	59,734
Total	772,764	805,997

TOTAL ASSETS	$3,200,688	$3,191,396

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current portion of long-term debt	$16,677	$1,758
Short-term borrowings	62,785	66,047
Accounts payable	395,949	384,673
Accrued salaries and wages	78,085	70,248
Accrued income and other taxes	20,279	11,824
Total current liabilities	573,775	534,550

Long-term debt, less current portion	746,850	775,456
Deferred taxes	165,311	155,871
Deferred credits and other liabilities	120,582	124,261
Total liabilities	1,606,518	1,590,138

Minority interest	40,538	38,926

Stockholders’ equity:

Common stock issued (117,095,617 and 116,941,126 shares)	11,710	11,694
Capital in excess of par value	341,055	327,387
Retained income	1,588,639	1,523,659
Other comprehensive income	110,569	171,162
Common stock held in treasury at cost (17,422,771 and 16,422,771 shares)	(498,341)	(471,570)
Total stockholders’ equity	1,553,632	1,562,332

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,200,688	$3,191,396

See accompanying notes to consolidated financial statements.

EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2008	2007
Cash flows from operating activities
Net income	$133,009	$138,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	124,476	119,260
Minority interest in net income	4,772	2,812
Excess tax benefit from share-based payment arrangements	(430)	(5,773)
Share-based compensation	13,444	12,490
Deferred income taxes	7,623	10,005
Income of unconsolidated affiliated company	(1,301)	(787)
Loss (gain) on sales of property and equipment	743	(132)
Non-cash restructuring related activities		108
Changes in working capital, net of effects of acquisitions	(83,643)	(17,413)
Net change in deferred charges and credits	7,847	33,113

Net cash provided by operating activities	206,540	292,504

Cash flows from investing activities
Additions to property and equipment	(87,201)	(139,742)
Business acquisitions and adjustments, net of cash acquired		(97)
Proceeds from sales of property and equipment	1,664	7,650

Net cash used in investing activities	(85,537)	(132,189)

Cash flows from financing activities
Proceeds from issuance of long-term debt	31,628	12,366
Repayment of long-term debt	(282,884)	(30,760)
Net borrowing of commercial paper	283,632	132,800
Net repayment of short-term debt	(40,836)	(2,276)
Cash dividends paid to stockholders	(68,029)	(67,162)
Common stock purchased for the treasury	(26,771)	(157,066)
Excess tax benefit from share-based payment arrangements	430	5,773
Stock incentive programs and related withholdings	(1,693)	(14,745)

Net cash used by financing activities	(104,523)	(121,070)

Effect of exchange rates on cash and cash equivalents	(14,965)	14,076

Net increase in cash and cash equivalents	1,515	53,321

Cash and cash equivalents balance at beginning of year	147,409	112,160

Cash and cash equivalents balance at end of period	$148,924	$165,481

See accompanying notes to consolidated financial statements.

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(dollars in thousands, except per share amounts)

				Accumulated
		Capital In		Other	Common	Total
	Common	Excess of	Retained	Comprehensive	Stock Held	Stockholders’
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Equity
Balance at December 31, 2006	$11,611	$317,177	$1,431,747	$29,098	$(317,617)	$1,472,016

Net income			181,554			181,554
Unrecognized gain reclassified to earnings, net of tax $(337)				(527)		(527)
Translation adjustment				122,387		122,387
Pension liability adjustment, net of tax effect ($11,942)				20,204		20,204
Total comprehensive income						323,618
Adjustment to initially apply FIN 48			167			167
Cash dividends paid on common stock $0.84 per share			(89,809)			(89,809)
Stock incentive programs and related tax effects (826,779 shares)	83	(14,745)				(14,662)
Excess tax benefit from share-based compensation arrangements		6,908				6,908
Share-based compensation		18,047				18,047
Purchase of 5,150,000 shares of common stock					(153,953)	(153,953)
Balance at December 31, 2007	11,694	327,387	1,523,659	171,162	(471,570)	1,562,332

Net income			133,009			133,009
Unrecognized gain reclassified to earnings, net of tax $(249)				(395)		(395)
Translation adjustment				(63,213)		(63,213)
Pension liability adjustment, net of tax effect $(1,782)				3,015		3,015
Total comprehensive income *						72,416
Cash dividends paid on common stock $0.66 per share			(68,029)			(68,029)
Stock incentive programs and related tax effects (154,491 shares)	16	(1,693)				(1,677)
Excess tax benefit from share-based compensation arrangements		414				414
Share-based compensation		14,947				14,947
Purchase of 1,000,000 shares of common stock					(26,771)	(26,771)
Balance at September 30, 2008	$11,710	$341,055	$1,588,639	$110,569	$(498,341)	$1,553,632

* Total comprehensive income for the third quarter of 2008 and 2007 was $(103,333) and $84,862, respectively, and was $241,726 for the first nine months of 2007.

See accompanying notes to consolidated financial statements.

EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  Certain prior year amounts have been restated to conform to current year presentation.  The results for the interim period are not necessarily indicative of the results to be expected for the year.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

Note 2 – New Accounting Pronouncements

In June 2008, the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (FSP EITF 03-6-1), which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS). This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and requires that all prior period EPS data be adjusted retroactively.  We are currently evaluating the impact of adopting FSP EITF 03-6-1 on our calculation and disclosure of basic and diluted EPS.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards (FAS) No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008.  We are currently evaluating the impact of adopting FSP FAS 142-3 on our consolidated statements of financial position, results of operations, and cash flows.

In March 2008, the FASB issued FAS No. 161, The Disclosures about Derivative Instruments and Hedging Activities (FAS 161), which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This Statement is effective for fiscal years and interim periods beginning after November 15, 2008.  We are currently evaluating the impact of adopting FAS 161 on our consolidated statements of financial position, results of operations, and cash flows.

In December 2007, the FASB issued FAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51 (FAS 160), which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The standard is effective for the Company on January 1, 2009.  We are currently evaluating the impact of adopting FAS 160 on our consolidated statements of financial position, results of operations, and cash flows.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), Business Combinations (FAS 141(R)).  FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations. FAS 141(R) is effective on a prospective basis for financial statements issued for fiscal years beginning after December 15, 2008.  Accordingly, any business combination we enter into and/or close after December 31, 2008, will be subject to this new standard.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (FAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The standard was effective for the Company on January 1, 2008 and, as permitted, the Company has not elected the “fair value option” for its financial assets and financial liabilities.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value.  The standard does not expand the use of fair value to any new circumstances.  In early 2008, the FASB issued FSP No. FAS 157-2, which delays by one year the effective date of FAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis.  The Company adopted FAS 157 on January 1, 2008, as required, with no effect on the measurement of the Company’s financial assets and financial liabilities or on its consolidated financial position and results of operations.  The Company’s only financial asset and financial liability to which this standard applied during 2008 was a fixed-to-floating interest rate swap that matured on August 15, 2008.  As of September 30, 2008, the Company had no other financial asset or financial liability to which this standard applied.  We are continuing to evaluate the impact the standard will have on the determination of fair value related to non-financial assets and non-financial liabilities in years after 2008.

Note 3 – Accounting for Stock-Based Compensation

Options were granted at prices equal to fair market value on the date of the grant and are exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Options for directors vest immediately, while options for Company employees generally vest over three years (one-third per year).  The following table summarizes all stock option plan activity from December 31, 2007 to September 30, 2008:

	Aggregate		Per Share	Weighted-Average
	Intrinsic	Number of	Option Price	Exercise Price
	Value	Shares	Range	Per Share
Outstanding at December 31, 2007	$13,238,000	1,684,082	$15.86 - $26.95	$19.52
Exercised		95,810	$17.44 - $18.81	$18.45
Outstanding and exercisable at September 30, 2008	$10,524,000	1,588,272	$15.86 - $26.95	$19.58

The following table summarizes information about outstanding and exercisable stock options at September 30, 2008:

	Options Outstanding and Exercisable
	Number	Weighted-Average
Range of	Outstanding	Remaining	Weighted-Average
Exercise Prices	at 9/30/08	Contractual Life	Exercise Price
$15.86 - $18.81	1,163,802	1.4 years	$17.71
$22.04 - $26.95	424,470	3.9 years	$24.71
	1,588,272	2.0 years	$19.58

Stock options have not been granted since early 2003.  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:  dividend yield 2.3%, expected volatility 29.2%, risk-free interest rate 6.75%, and expected life 10.0 years.

In 1994, 2001, and in 2006, the Company adopted Stock Incentive Plans for certain key employees.  The 1994, 2001, and 2007 (adopted in 2006) Plans provide for the issuance of up to 4,000,000, 5,000,000, and 6,000,000 shares, respectively.  Each Plan expires 10 years after its inception, at which point no further stock options or restricted stock units may be granted.  Since 1994, 3,932,910, 3,677,162, and 1,466,741 grants of either stock options or restricted stock units have been made under the 1994, 2001, and 2007 Plans, respectively.  Distribution of the restricted stock units is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the restricted stock unit grant.  All restricted stock units granted under the plan are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  In addition, cash payments are made during the grant period on outstanding restricted stock units equal to the dividend on Bemis common stock.  The cost of the award is based on the fair market value of the stock on the date of grant.  The cost of the awards is charged to income over the requisite service period.

As of September 30, 2008, the unrecorded compensation cost for restricted stock units is $44,700,000 and will be recognized over the remaining vesting period for each grant which ranges between May 4, 2009 and December 31, 2012.  The remaining weighted-average life of all restricted stock units outstanding is 3.3 years.

The following table summarizes all restricted stock unit activity from December 31, 2007 to September 30, 2008:

		Number of
	Aggregate	Restricted
	Intrinsic Value	Stock Units
Outstanding units at December 31, 2007		3,296,583
Restricted stock units granted		293,441
Restricted stock units paid		(182,943)
Restricted stock units canceled		(79,667)
Outstanding units at September 30, 2008	$87,212,000	3,327,414

Note 4 – Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable operating segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2006	$550,748	$52,943	$603,691

Currency translation and other adjustments	38,841	(25)	38,816
Reported balance at December 31, 2007	589,589	52,918	642,507
Currency translation and other adjustments	(15,257)	23	(15,234)
Reported balance at September 30, 2008	$574,332	$52,941	$627,273

The components of amortized intangible assets follow:

	September 30, 2008		December 31, 2007
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets (in thousands)	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(9,993)	$15,447	$(9,168)
Technology based	52,214	(21,249)	52,673	(19,383)
Marketing related	23,647	(8,623)	25,230	(8,125)
Customer based	64,739	(24,269)	69,444	(22,362)
Reported balance	$156,047	$(64,134)	$162,794	$(59,038)

Amortization expense for intangible assets during the first nine months of 2008 was $7.5 million.  Estimated amortization expense for the remainder of 2008 is $2.5 million; for 2009 and 2010 is $10.1 million each year; $9.8 million for 2011; $8.3 million for 2012; and $7.2 million for 2013.

Note 5– Inventories

The Company’s inventories are valued at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	September 30,	December 31,
(in thousands)	2008	2007
Raw materials and supplies	$194,118	$169,687
Work in process and finished goods	344,907	328,758
Total inventories, gross	539,025	498,445
Less inventory write-downs	(20,104)	(19,718)
Total inventories, net	$518,921	$478,727

Note 6 – Components of Net Periodic Benefit Cost

Benefit costs for defined pension benefit plans are shown below.  Costs for other benefits include defined contribution pension plans and postretirement benefits other than pensions.  The funding policy and assumptions disclosed in the Company’s 2007 Annual Report on Form 10-K are expected to continue unchanged throughout 2008.

	Three Months Ended September 30,				Nine Months Ended September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands)	2008	2007	2008	2007	2008	2007	2008	2007
Service cost – benefits earned during the period	$3,090	$3,485	$656	$3,149	$9,664	$10,324	$5,992	$9,358
Interest cost on projected benefit obligation	8,352	8,152	172	294	25,493	24,305	516	883
Expected return on plan assets	(10,909)	(11,387)			(33,131)	(34,013)
Amortization of unrecognized transition obligation	54	67			192	188
Amortization of prior service cost	587	571	(114)	54	1,767	1,712	(341)	161
Recognized actuarial net (gain) or loss	1,181	1,965	(125)	(15)	3,547	5,869	(376)	(46)
Net periodic benefit (income) cost	$2,355	$2,853	$589	$3,482	$7,532	$8,385	$5,791	$10,356

Note 7 – Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conforms to this organizational structure, with no significant differences in accounting policies applied.  The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, income taxes, and minority interest.  A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Business Segments (in millions)	2008	2007	2008	2007
Net Sales to Unaffiliated Customers:
Flexible Packaging	$826.9	$745.7	$2,422.9	$2,247.5
Pressure Sensitive Materials	159.9	161.8	494.7	494.4

Intersegment Sales:
Flexible Packaging	(0.5)	(0.3)	(1.0)	(0.5)
Pressure Sensitive Materials	(2.0)	(1.5)	(5.1)	(4.8)
Total Net Sales	$984.3	$905.7	$2,911.5	$2,736.6

Operating Profit and Pretax Profit:
Flexible Packaging	$82.4	$81.6	$249.7	$263.3
Pressure Sensitive Materials	9.0	9.1	30.0	33.5
Total operating profit	91.4	90.7	279.7	296.8

General corporate expenses	(9.5)	(11.8)	(33.7)	(34.6)
Interest expense	(10.2)	(13.1)	(30.4)	(38.2)
Minority interest in net income	(1.9)	(1.1)	(4.8)	(2.8)
Income before income taxes	$69.8	$64.7	$210.8	$221.2

	September 30,	December 31,
Business Segments (in millions)	2008	2007
Identifiable Assets:
Flexible Packaging	$2,676.9	$2,672.7
Pressure Sensitive Materials	360.8	358.0
Total identifiable assets	3,037.7	3,030.7
Corporate assets	163.0	160.7
Total	$3,200.7	$3,191.4

Note 8 – Earnings Per Share Computations

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share amounts)	2008	2007	2008	2007
Weighted average common shares outstanding – basic	99,664	101,945	99,807	103,825
Dilutive shares	1,351	990	1,113	1,182
Weighted average common and common equivalent shares outstanding – diluted	101,015	102,935	100,920	105,007

Net income for basic and diluted earnings per share computation	$44,263	$41,039	$133,009	$138,821
Earnings per common share – basic	$0.44	$0.40	$1.33	$1.34
Earnings per common share – diluted	$0.44	$0.40	$1.32	$1.32

For the three and nine months ended September 30, 2008, options to purchase 2,494 shares of common stock with exercise prices greater than the average fair market value of our stock were not included in the calculation of earnings per share because the effect would have been anti-dilutive.

Note 9 – Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with seventeen sites around the United States.  The Company has recently been identified as a PRP in four new sites.  In addition two sites previously considered closed have been re-opened for potential further remediation.  These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983.  Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, we expect the Company’s liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $57.0 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the September 30, 2008 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo.  A decision by the Lower Tax Court in the city of São Paulo in 2002 cancelled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  In the event of an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary.  The assessments for those years were upheld at the administrative level and will be challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $8.6 million for Itap Bemis and $27.7 million for Dixie Toga, translated to U.S. dollars at the September 30, 2008 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $31.6 million for Itap Bemis and $90.2 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts.  In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits.  Under certain circumstances, taxpayers may avoid the requirement to pledge assets.  Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary.  The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries.  Given the preliminary nature of the proceedings the Company is unable at the present time to predict the outcome of this matter.

The Company and its subsidiary, Morgan Adhesives Company, have been named as defendants in thirteen civil lawsuits related to an investigation that was initiated and subsequently closed by the U.S. Department of Justice without any further action.  Six of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  The first of these lawsuits was filed on May 27, 2003.  In these lawsuits, the plaintiffs seek actual damages for the period of the alleged conspiracy (January 1, 1996 through July 25, 2003) trebled, plus an award of attorneys’ fees and costs.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  On November 20, 2007, the Court granted plaintiffs’ motion for class certification.  On March 6, 2008, the Third Circuit Court of Appeals denied Defendant’s petition for leave to appeal the district court’s decision granting class certification.  On June 24, 2008, the Court in the consolidated federal class actions issued a decision dismissing the Company from those actions.  At this time, a discovery cut-off has been set for December 21, 2009.  However, no trial date has been set.  The Company and Morgan Adhesives Company have also been named in three lawsuits filed in the California Superior Court in San Francisco. These three lawsuits, which have been consolidated, seek to represent a class of all California indirect purchasers of labelstock and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company and Morgan Adhesives Company intend to vigorously defend the state class actions, and Morgan Adhesives Company intends to vigorously defend the federal class actions.

Given the ongoing status of the class-action civil lawsuits, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.